June 25, 2009

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Nandini Acharya

RE:	Certified Diabetic Services, Inc.

Registration Statement (Form 10-12G)

Filed April 15, 2009

File No. 000-53628

Dear Ms. Acharya:

On behalf of Certified Diabetic Services, Inc. (the “Company”), this letter responds to the comments you provided by letter dated May 12, 2009 regarding the Company’s Registration Statement on Form 10-12G. Please be advised that, concurrent with this response, the Company filed Amendment No. 1 to its Registration Statement on Form 10-12G (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by our response.

General

1.	Please update the discussion throughout the document to the most recent practicable date.

We have revised our disclosure in accordance with the Staff’s comment.

2.	Please note that your Form 10 will become effective by operation of law 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If you have not resolved all outstanding comments within this 60 day period, you should consider withdrawing the Form 10 prior to the end of the 60 day period and filing a new Form 10 that includes changes responsive to any outstanding comments. Additionally, please note that the effectiveness of your Form 10 will commence your reporting obligations as a registrant under Section 12(g) of the Securities Exchange Act of 1934.

3.	We will need time to review all new disclosure, including all the exhibits. Please file any requested exhibits as soon as practicable.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

5.	You are encouraged to provide your Internet website address.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 2 of the Registration Statement.

Item 1. Description of the Company’s Business, page 1

6.	We note that your sales revenues are primarily generated from reimbursements by Medicare, private insurance carriers and pharmacy benefit management companies and that you have contacts with preferred provider organizations, third-party health plan administrators, self-insured plans, managed-care programs and other similar groups. To the extent that any of these contracts are material to your business, please file such contracts as exhibits to your Form 10.

As several of our contracts with private health insurance carriers contain confidential information, we are preparing confidential treatment requests for some of these contracts for submission to the Office of the Secretary of the Securities and Exchange Commission, which are not complete at this time. As such, we will file our contracts with Blue Cross Blue Shield of Florida, Blue Cross Blue Shield of Texas, Texan Plus and Argus Health Systems by amendment to the Registration Statement. Please see our response to comment 8 below regarding how we determined which contracts are material to our business.

7.	Please provide us with supplemental support for your statement that you are an approved provider for Medicare and Medicaid reimbursements.

The Company “participates” in the Medicare and Medicaid programs. We have revised our disclosure to reflect the same. Please see page 2 of the Registration Statement.

8.	Please file as exhibits to your Form 10 the contracts with Blue Cross/Blue Shield, Coventry Insurance Co. and Aetna or provide us with an analysis supporting your determination that these contacts are not material to your business.

Below please find a table that provides an analysis of our revenues (by source) for the year ended December 31, 2008. We consider any contract that accounted for more than five percent (5%) of our annual revenues as material to our business and we will file a copy of each agreement with Blue Cross Blue Shield of Florida, Blue Cross Blue Shield of Texas, Texan Plus and Argus Health Systems by amendment to the Registration Statement (please see our response to comment 6).

Insurance Company	Revenues	Revenues (%)
Medicare	$5,629,958.14	64.3%
Blue Cross Blue Shield (*)	$542,940.63	6.2%
Texan Plus	$465,276.33	5.3%
Argus Health Systems	$446,944.42	5.1%
Other Insurance (**)	$1,670,274.91	19.1%
Total	$8,755,394.43	100%

*	This figure represents an aggregate amount of our revenues derived from all Blue Cross Blue Shield entities. Of the 6.2% referenced in the table, Blue Cross Blue Shield of Florida and Blue Cross Blue Shield of Texas accounted for 3.1% and 3.0% of our revenues, respectively.
**	This figure represents revenues we derive from approximately 83 other sources, none of which individually exceeds 4.9% of our revenues.

We have revised our disclosure on page 2 to remove any reference to Coventry Insurance Co. and Aetna and have replaced them with Texan Plus and Argus Health Systems.

Business Model, page 3

9.	We note that 70% of your gross revenue is derived from the Medicare system. Please file as exhibits to your Form 10 any material government contracts or arrangements relating to Medicare reimbursement.

As noted in our response to comment 7, the Company participates in the Medicare and Medicaid programs, but does not have a contract with Centers for Medicare & Medicaid Services or any other federal government agency.

Products. Sales and Advertising

Product Offerings. page 4

10.	Please identify by name the four major manufacturers from which you purchase meters. To the extent material to your business, please describe the material terms of each supply contract with such manufacturers and file these contracts as exhibits to your Form 10.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 4 of the Registration Statement. We have concluded that our contract with Bayer Healthcare, LLC is a material contract; however, it contains confidential information and we are preparing a confidential treatment request for this contract for submission to the Office of the Secretary of the Securities and Exchange Commission, which is not complete at this time. As such, we will file our contract with Bayer HealthCare, LLC by amendment to the Registration Statement.

11.	Please disclose whether you are substantially dependent on one or more of these manufacturers for your supply of product, whether alternative suppliers exist and how difficult it would be to replace one or more of these manufacturers.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 4 of the Registration Statement.

12.	Please provide an overview or summary of the major models of meters and test strips which you sell.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 4 of the Registration Statement.

Shipping. Billing and Payment Procedures page 5

13.	Please disclose the percentage of accounts receivable that prove to be uncollectible and describe the reasons why they are uncollectible.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 5 of the Registration Statement.

Reimbursement, page 5

14.	Since your first use of the acronym “HCFA” appears in this section, please define this term upon its first use.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 5 of the Registration Statement.

Sales, page 6

15.	Please identify the key private insurance companies from which you derive new member patients.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 6 of the Registration Statement.

Employees, page 7

16.	For the benefit of readers who may not be familiar with this term, please provide additional disclosure explaining what is meant by a “right to work” state.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 7 of the Registration Statement.

Government Regulation and Reimbursement, page 8

17.	Please provide supplemental documentation to us relating to your status as a participating Medicare Part B supplier and your accreditation from Community Health Accreditation Program, Inc.

We have enclosed with this letter a “snapshot” from the Health and Human Services’ website (www.medicare.gov) that reflects the Company as an active participating provider with Medicare. We also have included a copy of our accreditation certificate issued by Community Health Accreditation Program, Inc.

Item 1A. Risk Factors, page 9

Risks Relating to Our Business. page 9

“We have issued and outstanding Series C Convertible Preferred Stock...,” page 10

18.	We note your disclosure that Vicis Capital Master Fund is your majority shareholder. In this risk factor and elsewhere in the Form 10 as appropriate, please disclose Vicis’ preferred stock ownership and the percentage of each class of preferred stock that Vicis holds, as well as the total amount of outstanding common stock over which Vicis has beneficial ownership and the percentage of the common stock this represents, on an as-converted basis assuming conversion of Vicis’ preferred holdings and any other derivative securities.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 10 of the Registration Statement.

“We could experience significantly reduced revenues and profits if pavers change, delay or deny reimbursement.” page 11

19.	Please identify the certain significant reimbursement reductions under the Medicare Modernization Act which you reference in this risk factor and explain how such reductions have impacted your revenues.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 11 of the Registration Statement.

20.	Please delete the last paragraph of this risk factor that begins with the sentence “The government’s Medicare regulations are complex...,”as it does not seem to relate to the risk being discussed in the first paragraph. To the extent that a risk of overpayment is a material risk to the Company, please create a separate risk factor and discuss it there.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 11 of the Registration Statement.

“The impact of Medicare Part D...,” page 11

21.	Please elaborate on the “many challenges” posed by Medicare Part D that you reference. As the Part D program went into effect on January 1, 2006, and is now more than three years old, please provide some indication of when the Company expects to be able to assess its impact on operating results.

After further consideration, we have removed this risk factor from the Registration Statement. While the Company does have a pharmacy that provides prescription medications and supplies to our patients, we currently do not provide these items through Part D of Medicare. We currently provide all of our products and services to our patients through Part B of Medicare. We initially included the risk factor in the Registration Statement to inform an investor that if the products and services we provide our patients became subject to Part D of Medicare, it could impact our current business model and require us to retool our current processes, computer software systems and personnel requirements. As we are not aware of any proposed or pending legislation that would subject the products and services we provide our patients to Part D of Medicare, we have concluded that the impact of Part D of Medicare does not pose a material risk to our business at this time.

“Competitive bidding for durable medical equipment suppliers...,” page 12

22.	Please update this risk factor to be relevant for 2009. For instance, you state that the bidding is “expected to include diabetes test strips and other diabetes testing items, beginning in calendar year 2007.” Please revise to reflect the current status of the competitive bidding program and how it has impacted you to date.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 12 of the Registration Statement.

23.	In addition, please briefly explain how the competitive bidding process works for these durable medical equipment products.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 12 of the Registration Statement.

“The profitability of our diabetes supply business...,” page 12

24.	Please disclose the historic re-order rates of your customers.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 12 of the Registration Statement.

“Dependence on suppliers of our products...,” page 14

25.	Please revise your disclosure here and in the Business section to identify the four manufacturers from which you purchase your product supply. Please disclose whether you are substantially dependent on these supplier.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 14 of the Registration Statement.

“Risks associated with managing growth,” page 14

26.	To the extent practicable, please provide relevant metrics that quantify the rapid growth you’ve experienced during the last 12 months.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 14 of the Registration Statement.

“Dependence on key personnel._,” page 15

27.	To the extent that you have experienced problems attracting and retaining key employees in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 15 of the Registration Statement.

28.	Please also disclose the extent to which you carry key man insurance.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 15 of the Registration Statement.

“Our issuance of additional common shares or preferred shares “page 17

29.	For ease of reading, please revise the caption of this risk factor to streamline it to include only the essential concepts which are necessary to quickly inform the reader about the subject of the risk factor. As written, the caption is unnecessarily verbose and, as a result, confusing. To the extent that some of the information in the caption currently is not also in the body of the risk factor, please move it to the body in your revised risk factor.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 17 of the Registration Statement.

30.	We note that the caption of this risk factor addresses the risk that issuance of your preferred shares, or options or warrants to purchase those shares, could negatively affect the value of one’s investment. However, the body of the risk factor includes only a discussion of the risks inherent in issuing additional common stock. Please revise the risk factor accordingly. To the extent that the risks of issuing additional common and additional preferred are sufficiently distinct, you may wish to consider breaking these risks out into separate risk factors.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 17 of the Registration Statement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

31.	In the Business section, please provide a description of the material terms of the Diabetic Plus, Inc acquisition referenced in your MD&A section. Please file the asset purchase agreement with DPI as an exhibit to your Form 10 or provide us with an analysis supporting your determination that this acquisition is not material to your business.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 18 of the Registration Statement. We also have filed the Asset Purchase Agreement between the Company and Diabetic Plus, Inc. as an exhibit to the Registration Statement.

Critical Accounting Policies, page 18

Revenue Recognition and Accounts Receivable, page 19

32.	Please consider expanding your disclosures include the following disclosures:

(a)	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2008, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2007 and the amount of the new estimate or settlement amount that was recorded during 2008.

(b)	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

(c)	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

(d)	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

We have revised our disclosure in accordance with the Staff’s comments contained in (a), (b) and (c) above. Please see pages 19-22 of the Registration Statement.

With regard to comment (d) above, we do not provide any goods or services to patients with Medicaid primary insurance at this time. Therefore, we have no pending approvals from third-party payors. We only accept Medicaid as a secondary payor for a patient’s co-insurance and deductible portion of claims submitted to other primary insurance carriers. Any goods or services provided to patients that are entirely patient pay situations, we require the patient to pay in advance of shipment via an electronic check or a credit card. Thus, pending prior approvals do not apply to our business at this time.

Results of Operations, page 21

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Product Sales, page 21

33.	You have attributed the increase in product sales for the year ended December 31, 2008 to two factors. Please quantify the amount of change due to each factor, as required by FRC Section 501.04. This comment also applies to your discussion of cost of sales and compensation.

We have revised our disclosure in accordance with the Staff’s comment. Please see pages 24-25 of the Registration Statement.

Off Balance Sheet Arrangements, page 29

34.	Please revise this section to include a narrative discussion of the off balance sheet arrangements and how they impact your business using the relevant factors enumerated under Item 303(a)(4) of Regulation S-K.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 34 of the Registration Statement.

Item 3. Description of Properties page 29

35.	Please disclose the approximate total rental liability of the company as a secondary guarantor on the Horseshoe Drive South lease.

We have revised our disclosure to provide the total non-cancellable minimum lease obligations under the Horseshoe Drive South lease that we guarantee, effective January 1, 2009. We have also revised subsequent events in our annual financial statements to disclose our guarantee of this lease.

During our quarterly period ended March 31, 2009, we accounted for the guarantee under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

Please see page 35 of the Registration Statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management page 29

36.	Please update the principal stockholders table to be as of the most recent practicable date and please state this date in your next amendment.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 36 of the Registration Statement.

37.	We note that the principal stockholders table shows that Vicis Capital beneficially owns 260 million shares of common stock. Yet, you represent in your risk factor that begins on page 16 (“Since one shareholder currently beneficially owns the majority of our outstanding voting capital stock….”) that one shareholder — presumably Vicis — beneficially owned or controlled 87,968,949 shares as of April 15, 2009 on an as converted basis. In addition, the risk factor states that this shareholder owns 60% of the voting capital stock, while the table on page 30 shows that Vicis owns only 4.99% of the outstanding common. Please revise to rectify this discrepancy. If the distinction is between the number of common shares that Vicis actually owns versus the number of common shares over which it can exercise voting power, please make this clear in both the risk factor and the principal stockholders table. In revising your disclosure, you should include the total number of common shares that are potentially outstanding on a fully diluted (as-converted) basis.

We have revised our disclosure in accordance with the Staff’s comment. Please see pages 17 and 36 of the Registration Statement.

38.	In addition, we note that footnote 2 to the principal stockholders table uses 56,670,154 shares as the denominator upon which the percentage of ownership is calculated, yet Vicis is shown as owning 260 million shares. Please note that the number of shares and the percentages reflected in the table are to be calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act. If Vicis or any other shareholder would be prohibited from acquiring in excess of 4.99% of the Company at any one time, then the number of shares that it will be deemed to beneficially own for purposes of the principal stockholders table cannot exceed that percentage. If necessary, you may disclose by footnotes to the table the number of shares over which the shareholder has voting power and the total number of shares issuable to the shareholder upon conversion but for any contractual limitations imposed, if different from the figures listed in the table.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 37 of the Registration Statement.

Item 5._ Directors, Executive Officers, Promoters and Control Persons. page 31

39.	Please provide the information regarding director independence set forth under Item 407(a) of Regulation S-K.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 39 of the Registration Statement.

Committees of the Board of Directors page 33

40.	Please state the authorized number of directors of your company.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 39 of the Registration Statement.

Item 13. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 7 — Redeemable Preferred Stock, page F-25

41.	For each of your Preferred Stock series, please provide a detailed discussion of any accounting implications that the adjustments to the conversion price would involve as well as whether any such adjustments have been made in the past.

We have expanded our disclosures to provide information about the accounting attributable to possible future changes in conversion prices. We have revised our disclosure in accordance with the Staff’s comment. Please see disclosure commencing on page F-25 of the Registration Statement.

Fair Value Disclosures. page F-31

42.	Please tell us how you determined the volatility rate for the periods presented.

Our volatility assumption represents our historical trading volatility during historical periods consistent with the remaining term of the contract subject to valuation. We have revised our disclosure in accordance with the Staff’s comment. Please see pages F-32-F-34 of the Registration Statement.

Note 7- Redeemable Preferred Stock

Accounting for Financing Arrangements, page F-27

43.	Please provide us an analysis as to why you believe the conversion feature for the redeemable convertible preferred stock does not require bifurcation. Clearly disclose in the filing the terms of the redemption feature and any other terms that led you to believe that the conversion does not need to be bifurcated, especially given its cumulative dividend feature.

We evaluated our Series C Preferred and Series D Preferred financing arrangements using the AICPA’s Technical Practice Aid Roadmap to the Accounting for Embedded Conversion Features as our framework. In preparing our analysis, we consulted with the SEC’s Accountant of the Day (John Parker; February 13, 2009) specifically on the considerations that we should have given the cumulative dividend feature. The guidance that we received was that a cumulative dividend feature does not, in and of itself, cause a preferred instrument to be deemed akin to debt for purposes of applying Statement 133.12. Rather, we were advised to place more weight on how the cumulative dividend feature interacted with other features; specifically, redemption features and terms. The preferred stock does not have a stated term or stated redemption dates. Redemption privileges that are embodied in the contracts are contingent upon events such as a change in control. We did not believe that those redemption privileges obviated our conclusion that the preferred stock was perpetual in nature and, therefore, the dividend feature could be viewed as the means for the investors to acquire their residual returns; that is, an equity type instrument.

We have expanded our disclosures on pages F-32 (related to our Series C Preferred) and F-33 (related to our Series D Preferred) to improve disclosures related to the redemption features for our preferred stock. We have expanded our disclosures on page F-34 to more fully describe our considerations underlying our conclusions that bifurcation of the embedded conversion features was not required.

Report of Independent Registered Public Accounting Firm, page F-3

44.	Please have your auditors amend their audit report to include the name of the independent registered public accounting firm that signed the report. Further, the first paragraph of the audit report discusses the years ended October 31, 2008 and 2007, the third paragraph of the audit report discusses the years ended December 31, 2008 and 2007, and some of the financial statements indicate the periods are for the years ended October 31, 2007 and 2006. Please revise throughout to clarify the date of the financial statements and the dates that the audit opinion relates.

We have revised our disclosure in accordance with the Staff’s comment. Please see page F-2 of the Registration Statement.

Diabetic Plus, Inc. Financial Statements, page F-38

45.	It appears you are required to present financial statements for the interim period ending January 31, 2008 pursuant to Rule 3-05(b)(2). Please revise or advise.

We have included financial statements for Diabetic Plus, Inc. for the quarter ended January 31, 2008. Please see pages F-68 through F-76 of the Registration Statement.

Statements of Cash Flows, page F-40

46.	Similar to the comment above, your statement of cash flows is for the years ended October 31, 2008 and 2007. As it appears the financial statements are for the years ended October 31, 2007 and 2006, please revise or advise.

We have revised our disclosure in accordance with the Staff’s comment. Please see page F-71 of the Registration Statement.

Note 1. Summary of Significant Accounting Policies

Income Taxes, page F-42

47.	You state that the company is a sub-s corporation. Please revise the pro forma information to reclassify undistributed earnings to paid-in capital in the pro forma statements. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporate entity. Refer to Staff Accounting Bulletin Topic 4B.

We have revised our disclosure in accordance with the Staff’s comment. Please see page F-73 of the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (239) 430-5000 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Lowell M. Fisher, Jr.
Lowell M. Fisher, Jr. Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Charlie Meeks, CPA

KBL, LLP